Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

April 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Matthew Williams, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

Re:	Midland National Life Separate Account C

Initial Registration Statement on Form N-4

File Nos. 333-262682; 811-07772

Midland National Life Insurance Company (“Company”)

Initial Registration Statement on Form S-1

File No. 333-262702

Dear Mr. Williams:

This letter, which we have filed as Correspondence, responds to the comments you conveyed in your April 8, 2022 letter with regard to the above-referenced filings. Along with this letter, we have included revised marked filings, reflecting the Company’s revisions in response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. Capitalized terms used herein have the same meaning as in the registration statement. Once the staff has reviewed the Company’s responses, the Company intends to file a pre-effective amendment reflecting all revisions and any currently missing information, including any necessary financial statements. At that time, the Company will file an acceleration request in which it will seek effectiveness on May 2, 2022 or as soon as practicable thereafter.

General

1.

Comment: As this is a combined prospectus for a Contract registered under Forms S-1 and N-4, the prospectus must include disclosure responsive to the requirements of both forms. Please confirm that all missing information, including all financial statements, exhibits, and other required disclosure will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

Response: We confirm that all missing information, including the financial statements and all exhibits, will be included in a pre-effective amendment to the registration statement before we request acceleration.

MidlandNational.com

Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

2.

Comment: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the Contract or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: There are no guarantees or support agreements with third parties to support any of the obligations under the Contract. The Company will be solely responsible for any benefits or features associated with the Contract.

3.

Comment: Please generally update the Table of Contents to match the prospectus. For example, the Table of Contents refers to the “Live Well Registered Index-Linked and Variable Annuity Contract” rather than the “Midland Advisory Registered Index-Linked and Variable Annuity Contract.”

Response: We have updated the Table of Contents accordingly.

4.

Comment: In the Calculation of Filing Fee Tables (included as Exhibit 107 to the Form S-1 registration statement), please change the titles of the securities being registered from “Group Contingent Deferred Annuity Certificates” to “Flexible Premium Deferred Registered Index-Linked and Variable Annuity Contracts and Interests therein.”

Response: We have updated the Calculation of Filing Fee Table accordingly.

5.

Comment: Please check and correct all internal cross-references. For example, on the cover page, the section “Risk Factors” on page 58 is cross-referenced, but the correct cross-reference appears to be to the section titled “Principal Risks” on page 14.

Response: We respectfully note the preceding sentence addresses the creditworthiness and claims-paying ability of the Company, so we believe the reference to Risk Factors, with a citation to Risk Factors Related to Midland National and Its Business, is appropriate. We have validated all other internal cross references.

6.	Comment: Please reflect the effective dates of the prospectus and the Statement of Additional Information in the final pre-effective amendment.

Response: We have done so.

7.	Comment: Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) under the Securities Act of 1933.

Response: We have done so.

Cover Page

8.

Comment: The penultimate sentence of the fifth paragraph on the cover page states: “Your Cycle Investment Value is the amount available for withdrawals prior to the Cycle End Date, including Systematic Withdrawals, Required Minimum Distributions, transfers to the

MidlandNational.com

Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization.” Please add withdrawals to pay advisory fees to this list.

Response: We have done so.

Definitions (pages 1-4)

9.

Comment: In accordance with plain English principles, please use defined terms sparingly and appropriately. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). For example, the term “Cycle Buffer Rate” is undefined, and appears to be used synonymously with “Buffer Rate”; a single defined term should be used to avoid investor confusion. Additionally, terms such as “index” and “Index,” and “surrender value” and “Surrender Value,” appear to be used interchangeably throughout each registration statement; defined terms should be used where practicable. Finally, some terms are capitalized but undefined, such as “Cycle Investment Maturity” and “Maturity Unit Value”; such terms should either be defined in context or lowercased.

Response: We have done so.

10.

Comment: In the definition of “Surrender Value,” please revise the first sentence to read: “Surrender Value means the Contract Value on the date of surrender less any ~~applicable surrender charge and~~ state premium tax given that the Contract does not impose surrender charges.”

Response: We have done so.

Important Information You Should Consider About the Contract (pages 5-8)

11.

Comment: With respect to the “Location in Prospectus” column, please note that cross-references in electronic versions of the statutory prospectus should link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail, or should provide a means of facilitating access to that information through equivalent methods or technologies. See Form N-4, Instruction 1(b) to Item 2.

Response: We have done so.

12.

Comment: In the “Charges for Early Withdrawals” row, second column, please revise the second sentence of the second paragraph as follows: “We calculate the Cycle Investment Unit Value based on the Fair Value and incorporate the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply.”

Response: The sentence already reflects the proposed change.

13.

Comment: In the “Restrictions” section, please add a “Benefits” row and disclose that if a Contract owner elects to pay third-party advisory fees from his or her Contract Value, then this deduction will reduce the Death Benefit and annuity benefit and may be subject to federal and

MidlandNational.com

Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

state income taxes and a 10% federal penalty tax. Please also add appropriate cross- references.

Response: We have done so.

Summary Questions Related to the Cycle Investments (pages 10-12)

Q – What Cycle Investments are Currently Available?

14.

Comment: Please explain how the Participation Rates ranging from 70% to 90%, as used throughout the examples in the prospectus and Appendix C thereto, are reasonable and not potentially misleading, given that the Participation Rate Thresholds listed in this section are 10% and 20%.

Response: The Participation Rate Thresholds are the levels in which we will not launch a Cycle if the Participation Rate is not at least equal to or greater than then the Participation Rate Threshold. Thus, the Participation Rate Thresholds represents extreme market conditions. The 70% to 90% Participation Rates used throughout the examples in the prospectus and Appendix C we set based on recent market conditions, so they are representative of expected Participation Rates under recent market conditions and therefore are reasonable and not misleading.

Fee Table (pages 12-14)

15.

Comment: Please revise the title of the final row of the “Contract Owner Transaction Expenses” table as follows: “Fair Value Calculation (as a percentage of ~~premium payment~~ the amount invested in a Cycle Investment).”

Response: We have done so.

16.	Comment: Please revise the footnote to the “Annual Investment Portfolio Expenses” table to reflect expenses incurred as of the fiscal year ending December 31, 2021.

Response: We have done so.

Principal Risks of Investing in the Contract (pages 14-19)

Risks of Investing in the Cycle Investments – Cap Rates and Participation Rates

17.

Comment: The last sentence of the first paragraph states: “There is a risk that the Cap Rate will be lower than the Index’s rate of return.” Please also add risk disclosure explaining that, for Participation Rates lower than 100%, investors will not fully participate in the Index’s positive rate of return.

Response: We have done so.

18.	Comment: The last paragraph states: “We reference the S&P 500 Price Return Index … which is a price appreciation index that does not include dividends or distributions, so the index

MidlandNational.com

Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

performance does not reflect dividends or distributions paid on the securities comprising the Index. The calculation of the Index performance for a Cycle Investment, therefore, will not reflect the full investment performance of the underlying securities.” This disclosure is also applicable to the MSCI EAFE Price Return Index and to the Russell 2000 Price Return Index, and should reference these Indices as well. Please revise accordingly, here and throughout each registration statement.

Response: We have done so.

Risks of Investing in the Cycle Investments – Replacement of an Index

19.

Comment: Please delete the last sentence of the first paragraph, which states: “If the replacement index is not acceptable to you, there is a risk that you will have no Cycle Investments to invest in.” This disclosure is not applicable, as the Company offers more than one Index for investments in the Cycle Investments. Please make corresponding changes throughout each registration statement.

Response: We have done so.

Risks of Investing in the Subaccounts – Advisory Fee Risk

20.

Comment: The second sentence of the third paragraph states: “We have received such a private letter ruling from the IRS and intend to tax report in accordance with that ruling.” Here, and throughout the registration statement, please explain what this means in plain English (i.e., that advisory fees will be treated as non-taxable distributions for reporting purposes by the Company).

Response: We have done so.

The Midland Advisory Registered Index-Linked and Variable Annuity Contract (pages 20-37)

Purchasing the Contract – Right to Cancel

21.

Comment: The second sentence of the first paragraph instructs Contract owners to return their Contract, along with any required documentation, to “the registered representative who sold [the Contract]” to them. If true, please replace “the registered representative” with “your Advisor,” here and throughout the registration statement as applicable.

Response: We have done so.

The Cycle Investment Options – Replacement of an Index

22.

Comment: The third paragraph states that, if an Index is discontinued, the Company will calculate the Cycle Investment return “based on the Cap Rate or Participation Rate and Floor Rate or Buffer Rate, as applicable.” Please rephrase this language for clarity throughout; e.g., state that the Company will calculate the Cycle Investment return “based on the Crediting Type (i.e., Cap Rate or Participation Rate) and the Cycle Structure (i.e., Floor Rate or Buffer Rate), as

MidlandNational.com

Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

applicable.”

Response: We have done so.

The Subaccount Investment Options (pages 37-41)

Availability of the Investment Portfolios

23.

Comment: To avoid confusion and be consistent with other references in the prospectus, please revise the first sentence of the second paragraph as follows: “We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of an Investment Portfolio that are held in the ~~Registered Separate Account~~ Subaccounts.”

Response: We have done so.

Appendix A – Investment Portfolios Available under the Contract (pages 90-91)

24.

Comment: If applicable, identify each Portfolio Company subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions. See Form N-4, Instruction 4 to Item 17.

Response: There are no expense reimbursements or fee waivers for the Investment Portfolios.

Appendix C – Cycle Investment Unit Value Examples (pages 91-100)

For Cycle Investments with a Floor Rate and a Cap Rate

Comment: Example 3, on page 71, provides an example that assumes a Buffer Rate. Please move this example to the next sub-section, titled “For Cycle Investments with a Buffer Rate and a Cap Rate.”

Response: We have done so.

PART C

25.	Comment: Please update the disclosure in Item 29, “Persons Controlled by or under Common Control with the Depositor or Registrant.” We note that the disclosure is current as of December 31, 2020.

Response: We have done so.

Thank you for your review. Please contact me with any questions.

Sincerely,

MidlandNational.com

Brett Agnew Vice President- Associate General Counsel 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-327-5890 | Department Fax: 515-221-4813 bagnew @sfgmembers.com

/s/ Brett Agnew

Brett L. Agnew

Vice President – Associate General Counsel

MidlandNational.com